FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2004  (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X    Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

The condensed consolidated statement of income, the condensed consolidated balance sheet, and the condensed consolidated statement of cash flows data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840;
(iii) the Registrant's Registration Statement on Form S-8, Registration No.333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.





                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Revenues of $25.8 Million for First Quarter of 2004. Dated: May 10, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Retalix Limited
                                             (Registrant)
Date: May 16, 2004.                          /s/Guy Geri
                                             ------------------------
                                             By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number               Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Revenues of $25.8 Million for First Quarter of 2004. Dated:
                            May 10, 2004.




                                  EXHIBIT 10.1



Contact Information:
CCG Investor Relations                               Retalix Ltd.
15300 Ventura Boulevard, Suite 303                   Barry Shaked, CEO
Sherman Oaks, CA 91403                               Danny Moshaioff, CFO
(818) 789-0100                                       Retalix Ltd.
Crocker Coulson, Partner                            (011) 972-9-776-6677
crocker.coulson@ccgir.com                           (760) 931-6940
-------------------------

FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces Revenues of $25.8 Million
                            for First Quarter of 2004

o           Acquisition of OMI International and $58 million follow-on offering position Retalix for continued
                                     growth

Ra'anana, Israel, May 10, 2004 -- Retalix Ltd. (Nasdaq: RTLX) a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores and fuel stations, today announced its operating results for the first quarter ended
March 31st, 2004.

Revenues for the first quarter of 2004 were $25.8 million, an increase of 25% from $20.7 million in the first quarter of 2003. The Company reported net income for the quarter of $770,000, or $0.05 per diluted share, compared to a net income of $1.1 million, or $0.09 per diluted share, in the first quarter of 2003. Net income reflects the intensive investment in developing the next generation of supply chain management applications and their integration with the Company's suite of products, as part of the recent OMI acquisition, and is in line with the Company's plans as announced in January of 2004.

Q1 2004 Highlights:
o        Revenues up 25% to $25.8 million
o        Net income of $770,000, or $0.05 per diluted share
o        Completion of follow on offering generates proceeds of $58 million
o OMI Acquisition strengthens position in supply-chain software for retailers.

"During the quarter we made significant strides in realizing our vision of Synchronized Retail from warehouse to checkout. We continue to believe that Retalix is uniquely positioned to address the technology and business imperatives of global retailers in a period of sweeping industry change," said
Barry Shaked, President and CEO of Retalix Ltd.

"As expected and planned, first quarter results reflect a meaningful increase in research & development spending. We strongly believe that the inclusion of advanced supply chain management solutions within our synchronized suite of enterprise-wide offerings, as well as our investment in next-generation technology, will be key factors to building on our position as an industry leader, and capturing the breadth of opportunities available to us from current and future customers," said Shaked.

"We are off to an excellent start with the integration of OMI's products, which strengthens our offering in critical areas including supply-chain execution and warehouse management for the grocery sector. We have subsequently acquired OMI's distribution organizations in both Europe and Israel. We now have a clear technology road map to integrate OMI's applications with our web-based ReMA data architecture. The result will be end-to-end solutions that enable retailers to move to a new level of enterprise-wide data synchronization and visibility, and significantly improved business performance. Our vision has been validated by the strong interest from both Retalix and OMI customers. And we have already identified multiple opportunities to expand the scope of solutions we provide to our customers."

"Retalix continues to enrich the advanced enterprise applications we offer to food retailers in areas including: customer loyalty, demand forecasting optimization, inventory management, and recently, support for Country of Origin and Bioterrorism. We are continuing to deepen our relationships with Tier-One grocery clients. Chains including A&P, Albertson's, Costco, Tesco, K-VA-T and
Winn-Dixie are actively assessing some of our latest enterprise applications."

In the convenience store sector, Cumberland Farms, Inc., a leading convenience store chain based in New England, is rolling out StorePoint and is on target to achieve its 100th store installation in May. In addition, rollouts are continuing on schedule for Casey's and Pilot Travel Centers among others.

International
During the first quarter, Retalix continued to expand its global presence with new installations with retailers in Europe, Asia, the Middle East and Africa.
StoreLine rollouts are in progress for Superdrug in the UK and Rossman in Hungary and a pilot has been completed for Savers in the UK. These chains are all part of the A.S. Watson Group, which plans to install around 1,000 stores by end of 2004.

"Our relationship with Tesco continues to grow and they recently decided to implement our Inventory Management and Retalix PocketOffice Solutions, working towards a pilot this year," Shaked continued. "Lotus Supermarkets selected
StoreLine for its chain of hypermarkets in China, to pilot in September. And we are nearing completion of a StoreLine roll out for Shoprite in Africa that covers 500 sites and over 9,000 lanes across fifteen different countries,"
Shaked continued. "As previously announced, Retalix is progressing with the pilot project of StorePoint in both Europe and North America, with a major global petroleum retailer. And in Israel, we had a busy quarter in the fuel sector with rollouts starting for Delek Fuel Corporation and continuing at a fast pace for Paz Oil Company, the two largest Israeli energy companies."

Financial Highlights
Gross margin in the first quarter of 2004 was 65.9% of sales, as compared to 66.3% in the first quarter of 2003. First quarter R&D expenses increased by 60%
to $6.8 million and sales and marketing expenses increased 15.7% to $5.7 million, as compared to first quarter of 2003. First quarter operating margin was 3.7%, a decline from 7.1% in Q1 2003, primarily as a result of increased spending on R&D as part of our efforts in integrating and upgrading our newly acquired supply chain management solutions.

In Q1 2004, Retalix generated $0.5 million in cash flow from operations. As of March 31, 2004, the Company's balance sheet showed liquid financial resources
(cash and equivalents, deposits and marketable securities) of $38.1 million, $3.9 million in long-term debt and shareholders' equity of $83.4 million.

On May 7, 2004 Retalix completed an offering of 3,450,000 ordinary shares, including the exercise of the underwriters' over-allotment option, generating net proceeds of approximately $58 million to the Company.

"This offering significantly enhances Retalix's financial condition, providing us with the flexibility to execute our growth strategy. We are actively evaluating potential acquisitions that will expand our global presence and market share", concluded Shaked.

Business outlook
"Retalix expects that revenues for 2004 will grow by approximately 30% in comparison to 2003. The Company continues to expect net income in 2004 of approximately $5 million. This figure takes into account the anticipated expenses involved in the integration of the OMI acquisition, as well as the expected costs of integrating the OMI applications with ReMA and developing the next generation version of OMI's applications.

Conference Call
The Company will be holding a conference call to discuss results for the first quarter of 2004 on Monday, May 10, 2004 at 10:30 AM EST (7:30 AM PST and 17:30
Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked,
CFO Danny Moshaioff, and Jeff Yelton, CEO of Retalix USA.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National
Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December
31, 2002, for a discussion of these and other important risk factors. The
Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.






















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

                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
                                                                       Three months ended               Year ended
                                                                            March 31                   December 31,
                                                                      2004             2003                2003
                                                                           (Unaudited)                   (Audited)
                                                                               U.S. dollars in thousands
                                                                --------------------------------------------------------
                                                                                (except per share data)
REVENUES:

    Product sales                                                        16,284           12,644              58,432
    Services and projects                                                 9,563            8,007              33,625
                                                                         ------           ------              ------
           T o t a l revenues                                            25,847           20,651              92,057
                                                                         ------           ------              ------
COST OF REVENUES:
    Cost of product sales                                                 4,804            4,021              16,576
    Cost of services and projects                                         4,010            2,933              12,440
                                                                          -----            -----              ------
           T o t a l cost of revenues                                     8,814            6,954              29,016
                                                                          -----            -----              ------

GROSS PROFIT                                                             17,033           13,697              63,041
                                                                         ------           ------              ------
OPERATING INCOME (EXPENSES):
    Research and development expenses, net                               (6,760)         (4,221)            (18,344)
    Selling and marketing expenses, net                                  (5,705)         (4,930)            (21,542)
    General and administrative expenses                                  (3,610)         (3,076)            (13,345)
    Other general income, net                                                 5                                 (62)
                                                                          ------        -------              -------
           T o t a l operating expenses                                 (16,070)        (12,227)            (53,293)
                                                                        --------        -------              -------
INCOME FROM OPERATING                                                        963           1,470               9,748
FINANCIAL INCOME (EXPENSES) - net                                           (95)              46                (95)
GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                                  200                               1,068
                                                                         -------        -------              -------
INCOME BEFORE TAXES ON INCOME                                             1,068            1,516              10,721
TAXES ON INCOME                                                             294              472               2,639
                                                                         -------        --------             -------
INCOME AFTER TAXES ON INCOME                                                774            1,044               8,082
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                                  34                                   90
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                          30               96                 288
                                                                         ------        ---------              ------
NET INCOME FOR THE PERIOD                                                   770            1,140               8,280
                                                                         ------        ---------              ------
EARNINGS PER SHARE:
    Basic                                                                   0.06             0.09               0.67
                                                                         -------       ----------             ------
    Diluted                                                                 0.05             0.09               0.63
                                                                         -------       ----------             ------

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



                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT MARCH 31, 2004


                                                                               March 31             December 31,
                                                                          2004          2003            2003
                                                                             (Unaudited)              (Audited)
                                                                      U.S. dollars in thousands

                              A s s e t s
    CURRENT ASSETS:

        Cash and cash equivalents                                          32,139        29,714          46,093
        Marketable securities                                               5,970         2,916           5,035
        Accounts receivable:
           Trade                                                           22,211        19,601          20,976
           Other                                                            2,321         2,008           1,813
        Inventories                                                           905         1,609           1,053
        Deferred income taxes                                               2,494           684           2,402
                                                                           ------         -----           -----
               T o t a l  current assets                                   66,040        56,532          77,372
                                                                           ------        ------          ------
    NON-CURRENT ASSETS:
        Marketable securities-bonds                                         3,168         3,095           3,519
        Deferred income taxes                                               1,372           683           1,286
        Long-term receivables                                                 582           605             998
        Amounts funded in respect of employee rights
            upon retirement                                                 3,759         3,202           3,733
        Other                                                                 749           603             432
                                                                            -----         -----           -----

                                                                            9,630         8,188           9,968
                                                                            -----         -----           -----
    PROPERTY, PLANT AND EQUIPMENT, net                                     10,358        10,980          10,129
                                                                           ------        ------          ------
    GOODWILL                                                               36,446        16,910          19,055
                                                                           ------        ------          ------
    OTHER INTANGIBLE ASSETS, net of
        accumulated amortization                                            5,900         8,131           4,079
                                                                            -----         -----           -----
                                                                          128,374       100,741         120,603
                                                                          -------       -------         -------


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                                                                               March 31             December 31,
                                                                          2004          2003            2003
                                                                             (Unaudited)              (Audited)
                                                                                U.S. dollars in thousands

                 Liabilities and shareholders' equity
  CURRENT LIABILITIES:

      Short-term bank credit                                                5,060           209           5,677
      Current maturities of long-term bank loans                            3,005        10,270           3,368
      Accounts payable and accruals:
         Trade                                                              6,914         6,188           5,138
         Employees and employee institutions                                3,557         2,557           4,882
          Current maturities of other liabilities                           1,959         2,231           2,439
         Other                                                              6,050         3,778           6,510
      Deferred revenues                                                     6,162         4,219           3,572
                                                                           ------         -----           -----
             T o t a l  current liabilities                                32,707        29,452          31,586
                                                                           ------        ------          ------
  LONG-TERM LIABILITIES:
      Long-term bank loans, net of current maturities                       3,879         4,671           4,700
      Employee rights upon retirement                                       5,276         4,689           5,405
      Other liabilities, net of current maturities                          1,059         2,739           1,149
                                                                           ------         -----          ------
             T o t a l  long-term liabilities                              10,214        12,099          11,254
                                                                           ------        ------          ------
             T o t a l  liabilities                                        42,921        41,551          42,840
                                                                           ------        ------          ------
  MINORITY INTERESTS                                                        2,085         1,244           2,117
                                                                           ------        ------           -----
  SHAREHOLDERS' EQUITY:
      Share capital                                                         3,784         3,486           3,704
      Additional paid in capital                                           48,738        31,527          41,864
      Retained earnings                                                    30,843        22,933          30,073
      Accumulated other comprehensive income                                    3                             5
                                                                           ------        ------          ------
             T o t a l  shareholders' equity                               83,368        57,946          75,646
                                                                           ------        ------          ------
                                                                          128,374       100,741         120,603

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                                                                                                   (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

                                                                                       Three months ended          Year ended
                                                                                            March 31              December 31,
                                                                                       2004           2003            2003
                                                                                           (Unaudited)              (Audited)
                                                                                             U.S. dollars in thousands

------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                              770         1,140           8,280
    Adjustments required to reconcile net income to net cash
       provided by operating activities:
       Minority interests in losses of subsidiaries                                         (30)          (96)           (288)
       Depreciation and amortization, net                                                   610           616           2,323
       Gain arising from issuance of shares by a subsidiary                                                            (1,068)
       Share in losses of an associated company                                              34                            90
       Gain arising from issuance of shares of an associated company                       (200)
       Tax benefits relating to employee and other option grants                            150                         1,101
       Compensation expenses resulting from shares
           and options granted to employees and non employees                                90             8             307
       Changes in accrued liability for employee rights upon retirement                    (140)          218             934
       Losses (gains) on amounts funded in respect of employee rights
           upon retirement                                                                  122           (45)           (311)
       Deferred income taxes - net                                                         (156)          (37)         (2,358)
       Net increase in marketable securities                                               (944)          (23)           (536)
       Amortization of premium (discount) on debt securities                                 26           (26)            (42)
       Other                                                                                (66)          (12)            149
    Changes in operating asset and liability items:
       Decrease (increase) in accounts receivable:
           Trade (including the non- current portion)                                     1,100          (470)         (2,540)
           Other                                                                            123          (778)           (387)

      Increase (decrease) in accounts payable and accruals:
           Trade                                                                            887           741            (309)
           Employees, employee institution and other                                     (2,839)          205           5,323
       Decrease in inventories                                                              148           254             810
       Increase in deferred revenues                                                        768           907             260
                                                                                         ------          ----          ------
    Net cash provided by operating activities - forward                                     453         2,602          11,738
                                                                                         ------         -----          ------
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                                                                                                   (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

                                                                                        Three months ended         Year ended
                                                                                             March 31             December 31,
                                                                                        2004          2003            2003
                                                                                           (Unaudited)              (Audited)
                                                                                              U.S. dollars in thousands


    Net cash provided by operating activities - brought forward                             453         2,602          11,738
                                                                                           ----         -----          ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Short-term deposits - net                                                                 5                            (5)
    Investment in marketable securities held to maturity                                   (791)         (550)         (2,364)
    Proceeds from marketable securities                                                   1,125           200
    Acquisition of subsidiaries consolidated for
       the first time (a)                                                               (13,906)
    Purchase of property, equipment and other assets                                       (304)         (166)         (1,008)
    Proceeds from sale of property and equipment                                             13            23             150
    Amounts funded in respect of employee rights upon retirement, net
       of amount withdrawn                                                                 (139)          (25)           (290)
    Long-term loans granted to employees                                                     (4)           (6)            (27)
    Collection of long-term loans to employees                                               25            15             297
                                                                                         ------          -----          -----
    Net cash used in investing activities                                               (13,976)         (509)         (3,247)
                                                                                         ------          -----          -----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term bank loan received                                                                           88           2,278
    Proceeds from issuance of shares of a subsidiary
        to a third party                                                                                                2,458
    Repayment of long-term bank loan                                                     (1,118)         (877)        (10,257)
    Issuance of share capital to employees                                                1,304                         9,157
    Short-term bank credit - net                                                           (617)                        5,556
                                                                                          -----          -----         ------
    Net cash provided by (used in) financing activities                                    (431)         (789)          9,192
                                                                                          -----          -----         ------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                                    (13,954)        1,304          17,683
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                                                  46,093        28,410          28,410
                                                                                         ------        ------          ------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                                        32,139        29,714          46,093


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

                                                                                                  (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                                      Three months ended
                                                                                          March 31,
                                                                                             2004
                                                                                         (Unaudited)
                                                                                  U.S. dollars in thousands

(a) Acquisition of subsidiaries consolidated for the first time: Assets and liabilities of the subsidiaries at the date of acquisition:

       Working capital (excluding cash and cash equivalents)                                  333
       Fixed assets - net                                                                    (486)
       Amounts funded in respect of employee rights upon
           Retirement                                                                          (9)
       Accrued liability for employee rights upon retirement                                   11
       Goodwill and other intangible assets arising on acquisition                        (19,834)
        Issuance of the Company's share capital                                             5,410
        Increase in account payable- other                                                    669
                                                                                          -------
                                                                                          (13,906)
                                                                                          -------
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 (b) Supplemental information on investing activities not involving cash flows:

         1) In the year ended December 31, 2003 the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $ 138,000.

         2) In the year ended December 31, 2003, the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

         3) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $ 5,410,000.





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